Ex(a)(5)(II)
This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.
The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
November 9, 2006
NOTICE OF VARIATION AND EXTENSION
by
BARRICK GOLD CORPORATION
to its
OFFER TO PURCHASE FOR CASH
all of the outstanding Common Shares
(together with the associated SRP Rights issued
under the Shareholder Rights Plan) of
NOVAGOLD RESOURCES INC.
on the basis of
US$16.00 cash for each Common Share
Barrick Gold Corporation (“Barrick”) hereby gives notice that it is amending and supplementing its offer dated August 4, 2006 (the “Original Offer”), as amended and supplemented by the Notice of Change in Information dated September 1, 2006 (the “Notice of Change in Information”), the Notice of Extension dated September 15, 2006 (the “First Extension Notice”), the Notice of Extension dated September 29, 2006 (the “Second Extension Notice”), the Notice of Extension dated October 12, 2006 (the “Third Extension Notice”) and the Notice of Variation and Extension dated October 25, 2006 (the “First Variation Notice”), to purchase all of the issued and outstanding common shares of NovaGold Resources Inc. (“NovaGold”), including common shares that may become issued and outstanding after the date of the Original Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of NovaGold (collectively, the “Common Shares”), in order to, among other things, (i) extend the expiry of the Offer to 11:59 p.m. (Toronto time) on November 21, 2006, and (ii) waive the condition that 50.1% of the Common Shares outstanding (calculated on a fully diluted basis) be deposited under the Offer and not withdrawn at the Expiry Time, as described in detail below.
BARRICK HAS WAIVED THE MINIMUM DEPOSIT CONDITION. THE OFFER HAS ALSO BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (TORONTO TIME) ON NOVEMBER 21, 2006, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.
Barrick’s increased Offer price of US$16.00 cash per Common Share represents a premium of approximately 37% over the closing price of the Common Shares on the AMEX on July 21, 2006, the last trading day prior to the announcement of Barrick’s intention to make the Offer.
This Notice of Variation and Extension should be read in conjunction with the Original Offer and accompanying circular (the “Original Circular”) dated August 4, 2006 (which together constitute the “Original Offer and Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular, each as amended and supplemented by the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice and the First Variation Notice. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, each as amended and supplemented by the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice and the First Variation Notice, remain unchanged.
The Dealer Managers for the Offer are:

In Canada	In the United States
CIBC World Markets Inc.	CIBC World Markets Corp.

      Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on green paper) that accompanied the Original Offer and Circular or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents with CIBC Mellon Trust Company (the “Depositary”) or Mellon Investor Services LLC (the “US Forwarding Agent”) at any of the offices set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”; or (2) follow the procedure for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on blue paper) that accompanied the Original Offer and Circular or a manually executed facsimile thereof. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or the US Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.
      Questions and requests for assistance may be directed to the Information Agent, the Depositary, the US Forwarding Agent or the Dealer Managers. Their contact details are provided at the end of this document. Additional copies of this document, the Original Offer and Circular, the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice, the First Variation Notice, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Information Agent, the Depositary or the US Forwarding Agent at their respective addresses provided at the end of this document and are available on SEDAR (www.sedar.com) or on the website of the SEC (www.sec.gov).
      No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Barrick, the Dealer Managers, the Information Agent, the Depositary or the US Forwarding Agent.
      This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Barrick may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      Shareholders in the United States should be aware that the disposition of Common Shares by them as described in the Original Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Original Offer and Circular and such Shareholders are encouraged to consult their tax advisors. See “Canadian Federal Income Tax Considerations” in Section 17 of the Circular and “United States Federal Income Tax Considerations” in Section 18 of the Circular.
NOTICE TO HOLDERS OF OPTIONS OR WARRANTS
      The Offer is made only for Common Shares and is not made for any Options or Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights). Any holder of Options or Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options, Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options, Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares that the holder will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.

i

      If a holder of Warrants does not exercise such Warrants before the Expiry Time, such Warrants will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry and exercise prices, except that, to the extent permitted, after completion of any Compulsory Acquisition or Subsequent Acquisition Transaction a warrant to acquire Common Shares will become a warrant to receive the consideration offered for the applicable number of Common Shares pursuant to the Offer, as determined in accordance with the terms of the Warrant.
      The tax consequences to holders of Options or Warrants of exercising such securities are not described in “Canadian Federal Income Tax Considerations” in Section 17 of the Circular or “United States Federal Income Tax Considerations” in Section 18 of the Circular. Holders of Options or Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.
EXCHANGE RATES
      Unless otherwise indicated, all references to “$” or “dollars” in this Notice of Variation and Extension refer to US dollars. Canadian dollars are referred to as “Cdn.$”.
      The following table sets forth, for the periods indicated, certain information with respect to the rate of exchange for one US dollar expressed in Canadian dollars:

	Ten Months
	Ended	Year Ended December 31,
	October 31,
	2006	2005	2004	2003	2002

Average rate for period(1)	1.1322	1.2116	1.3015	1.4015	1.5704
Rate at end of period(2)	1.1227	1.1659	1.2036	1.2924	1.5796

(1)	Represents the period average of the noon rates as reported by the Bank of Canada.

(2)	Represents the noon rates as reported by the Bank of Canada on the last trading day of the period.
     On November 9, 2006, the noon rate of exchange as reported by the Bank of Canada for one US dollar expressed in Canadian dollars was Cdn.$1.1292.
FORWARD LOOKING STATEMENTS
      Certain information included herein, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; changes in US dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political and economic developments in the jurisdictions in which Barrick or NovaGold carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risk of diminishing quantities or grades of reserves; adverse changes in Barrick’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick’s Form 40-F/ Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
      Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable Law.

ii

NOTICE OF VARIATION AND EXTENSION
November 9, 2006
TO: THE HOLDERS OF COMMON SHARES OF NOVAGOLD RESOURCES INC.
      This Notice of Variation and Extension amends and supplements the Original Offer and Circular dated August 4, 2006, as amended and supplemented by the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice and the First Variation Notice, pursuant to which Barrick is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Common Shares of NovaGold, including Common Shares that may become issued and outstanding after the date of the Original Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares, at a price of US$16.00 cash per Common Share.
      Unless the subject matter or the context is inconsistent therewith, terms used in this Notice of Variation and Extension and not defined herein that are defined in the Original Offer and Circular, as amended and supplemented by the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice and the First Variation Notice, have the respective meanings ascribed thereto in the Original Offer and Circular, as amended and supplemented by the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice, the First Variation Notice and this Notice of Variation and Extension.
      Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, in each case as amended and supplemented by the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice and the First Variation Notice, continue to be applicable in all respects. This Notice of Variation and Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, in each case as amended and supplemented by the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice, the First Variation Notice and this Notice of Variation and Extension.
      All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice, the First Variation Notice and this Notice of Variation and Extension mean the Original Offer, as amended and supplemented by the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice, the First Variation Notice and this Notice of Variation and Extension, and all references in such documents to the “Circular” mean the Original Circular, as amended and supplemented by the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice, the First Variation Notice and this Notice of Variation and Extension.

1.	Extension of the Offer
      By notice given to the Depositary on November 7, 2006, Barrick extended the expiry of the Offer to 11:59 p.m. (Toronto time) on November 21, 2006, unless the Offer is further extended or withdrawn. Accordingly, the definitions of “Expiry Date” and “Expiry Time” in the “Glossary” section of the Original Offer and Circular (found on page 11 of the Original Offer and Circular), as amended and supplemented by the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice and the First Variation Notice, are deleted and replaced by the following:

“Expiry Date” means November 21, 2006, or such later date or dates as may be fixed by Barrick from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Barrick;

“Expiry Time” means 11:59 p.m. (Toronto time) on the Expiry Date, or such other time or times on such other date or dates as may be fixed by Barrick from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Barrick;
      In addition, all references to November 7, 2006 and to 9:00 p.m. (Toronto time) in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, in each case as amended and supplemented by the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice

and the First Variation Notice, are amended to refer to November 21, 2006 and to 11:59 p.m. (Toronto time), respectively.

2.	Waiver of the Minimum Deposit Condition
      By notice to the Depositary given on November 9, 2006, Barrick has varied the Offer by waiving the Minimum Deposit Condition in paragraph (a) of Section 4 of the Offer, “Conditions of the Offer”. This means that the Offer is no longer conditional on 50.1% of the Common Shares (calculated on a fully diluted basis) being validly deposited under the Offer and not withdrawn at the Expiry Time.
      As a result of the waiver of the Minimum Deposit Condition, regardless of the number of Common Shares deposited under the Offer, Barrick will take up and pay for all of the Common Shares validly deposited and not withdrawn as of the Expiry Time if all of the other conditions to the Offer, as set out in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by Barrick at or prior to the Expiry Time.
      It is Barrick’s current intention that if it takes up and pays for Common Shares deposited under the Offer, it will enter into one or more transactions to enable Barrick or an affiliate of Barrick to acquire all Common Shares not acquired under the Offer. Barrick currently intends to acquire all of the outstanding Common Shares not tendered under the Offer by the Expiry Time by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as described in “Acquisition of Common Shares Not Deposited” in Section 13 of the Circular. There is no assurance that such transaction will be completed, in particular if Barrick acquires less than 75% of the outstanding Common Shares on a fully diluted basis pursuant to the Offer.
      The Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the First Extension Notice, the Second Extension Notice, the Third Extension Notice and the First Variation Notice are hereby amended to reflect the foregoing.

3.	Time for Acceptance
      The Offer is now open for acceptance until 11:59 p.m. (Toronto time) on Tuesday, November 21, 2006, unless further extended or withdrawn.
      Subject to the limitations hereafter described, Barrick reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to further extend the Expiry Date or the Expiry Time by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension to the Depositary at its principal office in Toronto, Ontario. Barrick shall, as soon as possible after giving notice of a further extension, make a public announcement of the extension to the extent and in the manner required by applicable Laws. Such announcement (which shall include disclosure of the approximate number of Common Shares deposited to date) will be made promptly and no later than the earlier of (i) 9:00 a.m. (Toronto time) on the next US Business Day after the previously scheduled Expiry Date and (ii) the first opening of the AMEX on the next trading day after the previously scheduled Expiry Date.
      Barrick may elect to provide for a subsequent offering period, which is an additional period of time starting after the first date upon which Common Shares are taken up by Barrick, during which Shareholders may accept the Offer. If Barrick elects to provide for a subsequent offering period, it will make a public announcement, pursuant to applicable Law, by issuing a press release to that effect announcing also the approximate number and percentage of Common Shares deposited to date on or before the next US Business Day after the first day on which Barrick takes up or acquires Common Shares pursuant to the Offer. Barrick will immediately begin the subsequent offering period.

4.	Manner of Acceptance
      Common Shares may be deposited under the Offer in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”.

5.	Take Up and Payment for Deposited Common Shares
      Upon the terms and subject to the conditions of the Offer, Barrick will take up and pay for Common Shares validly deposited to the Offer and not withdrawn as set out in Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”.

6.	Withdrawal of Deposited Common Shares
      Shareholders have a right to withdraw Common Shares deposited under the Offer in the circumstances and in the manner set out in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.
      Common Shares deposited under the Offer will be deemed withdrawn upon receipt by the Depositary or the US Forwarding Agent, as applicable, of a written or printed copy of the notice of withdrawal which specifies the name of the depositing Shareholder, the number of Common Shares to be withdrawn and the name of the registered holder, if different from that of the depositing Shareholder, (i) at any time before the Common Shares have been taken up by Barrick under the Offer (including any Common Shares deposited during any subsequent offering period), (ii) if the Common Shares have not been paid for by Barrick within three business days after having been taken up, (iii) up until the tenth day following the day that a notice of change or variation is mailed or otherwise properly communicated to Shareholders, except in certain circumstances, including if Barrick has taken up Common Shares at the date of the notice or if the variation consists solely of an increase in the consideration offered and the time for deposit is not extended for more than 10 days or if the variation consists solely of the waiver of a condition of the Offer, or (iv) if Barrick has not taken up the Common Shares within 60 days of the commencement of the Offer, at any time after the 60-day period until Barrick does take up the Common Shares.

7.	Consequential Amendments to the Original Offer and Circular and Other Documents
      The Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Notice of Change in Information, the First Extension Notice, the Second Extension Notice, the Third Extension Notice and the First Variation Notice are amended to the extent necessary to reflect the amendments and supplements contemplated by and the information contained in this Notice of Variation and Extension.

8.	Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or rights to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

9.	Directors’ Approval
      The contents of this Notice of Variation and Extension have been approved, and the sending thereof to the securityholders of NovaGold has been authorized, by the Barrick Board of Directors.

APPROVAL AND CERTIFICATE
      The contents of this Notice of Variation and Extension have been approved, and the sending thereof to the securityholders of NovaGold has been authorized, by the Board of Directors of Barrick.
      The foregoing, together with the Offer and Circular dated August 4, 2006, as amended and supplemented by the Notice of Change in Information dated September 1, 2006, the Notice of Extension dated September 15, 2006, the Notice of Extension dated September 29, 2006, the Notice of Extension dated October 12, 2006 and the Notice of Variation and Extension dated October 25, 2006, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular dated August 4, 2006, as amended and supplemented by the Notice of Change in Information dated September 1, 2006, the Notice of Extension dated September 15, 2006, the Notice of Extension dated September 29, 2006, the Notice of Extension dated October 12, 2006 and the Notice of Variation and Extension dated October 25, 2006, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are subject to the Offer.
DATED: November 9, 2006

(signed) Gregory C. Wilkins	(signed) Jamie C. Sokalsky
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) Peter Munk	(signed) C. William D. Birchall
Director	Director

The Depositary for the Offer is:
CIBC Mellon Trust Company

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, Ontario M5C 2K4	Securities Level Toronto, Ontario M5L 1G9
Telephone: 416-643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com
The US Forwarding Agent for the Offer is:
Mellon Investor Services LLC
By Mail, by Registered Mail, by Hand or by Courier
120 Broadway, 13th Floor
New York, New York 10271
Toll Free: 1-800-777-3674
The Dealer Managers for the Offer are:

In Canada	In the United States
CIBC World Markets Inc.	CIBC World Markets Corp.
161 Bay Street, BCE Place	300 Madison Avenue
P.O. Box 500	New York, New York 10017
Toronto, Ontario
M5J 2S8
Telephone: 416-594-7180	Telephone: 212-667-7163
The Information Agent for the Offer is:
Georgeson Shareholder Communications Canada Inc.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number: 1-866-489-3151
Banks and Brokers Call Collect: 212-440-9800
Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary, the US Forwarding Agent, the Dealer Managers or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.